As filed with the United States Securities and Exchange Commission on March 28, 2025

Registration No. 333-172556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
OF

DEUTSCHE LUFTHANSA AKTIENGESELLSCHAFT
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Lufthansa Group
c/o Arthur Molins
1400 RXR Plaza
Uniondale, New York 11556
Phone: 516 620-1186
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 1 Columbus Circle New York, New York 10019 (212) 250-9100	Y. Daphne Coelho-Adam, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one common share, without par value of Deutsche Lufthansa Aktiengesellschaft	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-172556.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post- Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory paragraph and bottom of Face of American Depositary Receipt

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (12) and (13)

	(iii)	The collection and distribution of dividends	Paragraphs (11) and (12)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (10), (12) and (13)

	(v)	The sale or exercise of rights	Paragraph (11)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (11) and (14)

	(vii)	Amendment, extension or termination of the deposit	Paragraphs (16) and (17)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (10)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (3), (4), (6) and (7)

	(x)	Limitation upon the liability of the depositary	Paragraphs (11) and (15)

	Fees and Charges		Paragraph (9)

Item 2.	AVAILABLE INFORMATION

Public reports furnished by issuer Paragraph (10)
The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (https://investor-relations.lufthansagroup.com/en/investor-relations.html) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Second Amended and Restated Deposit Agreement, dated as of        , 2011, by and among Deutsche Lufthansa Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed as Exhibit (a) to Form F-6 (File No. 333-172556) and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement, including the Form of American Depositary Receipt, attached as Exhibit A thereto. - Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Deutsche Lufthansa Aktiengesellschaft in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as Exhibit (d) to Form F-6 (File No.333-172556)

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of Deutsche Lufthansa Aktiengesellschaft – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Deutsche Lufthansa Aktiengesellschaft, Deutsche Bank Trust Company Americas, as depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 28, 2025.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing common shares of Deutsche Lufthansa Aktiengesellschaft

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Lufthansa Aktiengesellschaft certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Frankfurt am Main, Germany on March 28, 2025.

Deutsche Lufthansa Aktiengesellschaft

By:	/s/ Dr. Stefan Zilles
Name:	Dr. Stefan Zilles
Title:	Senior Vice President Corporate Legal & Compliance

By:	/s/ Torsten Kohrs
Name:	Torsten Kohrs
Title:	Senior Vice President Corporate Finance

Each person whose signature appears below hereby constitutes and appoints Torsten Kohrs and  Stefan Zilles jointly and severally, his or her true and lawful attorneys-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 28, 2025.
Signatures	Capacity

/s/ Carsten Spohr	Chairman of the Executive Board and Chief Executive Officer (principal executive officer)
Carsten Spohr

/s/ Dr. Till Streichert	Member of the Executive Board and Chief Financial Officer (principal financial and accounting officer)
Dr. Till Streichert

/s/ Dr. Michael Niggemann	Member of the Executive Board and Human Resources & Legal, Labor Director
Dr. Michael Niggemann

/s/ Arthur Molins	Authorized Representative in the United States
Arthur Molins

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of Amendment No. 1 to Deposit Agreement